Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

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EDITED TRANSCRIPT

NU - Q4 2011 Northeast Utilities Earnings Conference Call

EVENT DATE/TIME: FEBRUARY 24, 2012 / 08:00AM EST

OVERVIEW:

NU reported 4Q11 recurring earnings of $132.4m or $0.74 per share.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

CORPORATE PARTICIPANTS

Jeffrey Kotkin Northeast Utilities - VP, IR

Chuck Shivery Northeast Utilities - Chairman, President & CEO

Leo Olivier Northeast Utilities - EVP & COO

David McHale Northeast Utilities - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Travis Miller Morningstar - Analyst

Jonathan Arnold Deutsche Bank - Analyst

Jay Dobson Wunderlich - Analyst

Michael Lapides Goldman - Analyst

Leslie Rich JPMorgan - Analyst

David Paz Bank of America - Analyst

Paul Patterson Glenrock - Analyst

Maury May Power Insights - Analyst

Steve Gambuzza Millennium - Analyst

PRESENTATION

Operator

Welcome to the Northeast Utilities Q4 earnings call. My name is Sandra and I will be your operator for today’s call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Please note that this conference is being recorded. I will now turn the call over to Mr. Jeffrey Kotkin. Mr. Kotkin, you may begin.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you, Sandra. Good morning and thank you for joining us. I’m Jeff Kotkin, NU’s Vice President for Investor Relations. Speaking today will be Chuck Shivery, NU’s Chairman, President and Chief Executive Officer; Leo Olivier, NU Executive Vice President and Chief Operating Officer; and David McHale, NU Executive Vice President and Chief Financial Officer. Also joining us today is Jay Buth, our Controller.

Before we begin I’d like to remind you that some of the statements made during this investor call may be forward-looking as defined within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risk and uncertainty, which may cause the actual results to differ materially from forecasts and projections. Some of these factors are set forth in the news release issued yesterday. If you have not yet seen that news release, it is posted on our website at www.nu.com.

Additional information about the various factors that may cause actual results to differ can be found in our annual report on form 10-K for the year ended December 31, 2010 and 10-Q for the third quarter of 2011. Additionally, our explanation of how and why we use certain non-GAAP measures is contained within our news release and in our most recent 10-K and 10-Q.

Now I will turn over the call to Chuck.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thank you, Jeff, and good morning, everyone. Before we begin the discussion of NU’s financial and operational results, I’d just like to thank everybody on the call for all the notes and cards and very good wishes that you have expressed to me over the past month and a half. I appreciate your thoughtful words since my heart attack during the second week of January. I just want you to know they really meant a lot to me.

Now I’d like to turn to our results for last year and our outlook for 2012 and beyond. Last year resulted in many successes. Last year also produced the two worst storms in our 45-year history, which hit us 9 weeks apart in August and October. We will discuss some of the measures we have initiated to improve our reliability during major storms. David will review the impact of storm costs on our financial statements.

But before they do, I again want to thank the NU employees for their dedication and professionalism during these two events. Many left their homes, which were often without power, to restore power to our customers. For their actions, I am very proud and very grateful. Those same employees were responsible for last year’s many successes.

The Company delivered solid financial performance for our investors in 2011. Re-occurring earnings and cash flows were higher than in 2010. We made progress on a number of our major, capital investment initiatives that will benefit New England energy customers. We also received all but two of the approvals we need to consummate our merger within NSTAR.

From a financial standpoint, 2011 was the fifth consecutive year of attractive earnings growth since we fundamentally restructured our business profile in 2006. From an operational standpoint, we achieved a number of milestones in 2011. We brought online the Merrimack scrubber and the WWL and natural gas pipeline project and made solid progress on our Greater Springfield transmission project. All three of those projects will bring significant benefits to our customers and our communities over the years to come.

From a strategic standpoint, our pending merger with NSTAR was approved by both companies’ shareholders, as well as by FERC, the Department of Justice, the FCC, and at the end of the year, the NRC. We also believe we are in a good position to secure final regulatory approvals in Connecticut and Massachusetts over the next six weeks.

Last week Massachusetts Governor Deval Patrick announced that we and NSTAR had negotiated two settlements that will help ensure that Massachusetts customers of NSTAR and WMECO will see both immediate and long-term benefits from the merger and that the merger will be supportive of the Commonwealth’s long-term, energy goals. Under the settlement with the Attorney General and the Department of Energy Resources, base distribution rates of NSTAR Electric, NSTAR Gas and WMECO will be frozen at current levels through at least until 2015.

Additionally, customers of the three utilities will receive credits on their first bills after the merger is consummated totaling $21 million, $3 million of which would flow through WMECO customers. A separate settlement with the Department of Energy Resources, among other conditions, will require NSTAR Electric to purchase of 129 megawatts of output from Cape Wind and for our Massachusetts utilities to expand their energy conservation and renewable energy initiatives and to support an electric vehicle program in Massachusetts.

We believe the settlements provide a clear path to approval by Massachusetts of the merger, which will benefit our customers, our communities, and our investors. The parties have asked the DPU to approve the merger on April 4. As you know, Massachusetts is one of the two state approvals we still require, the other being the Connecticut Public Utility Regulatory Authority. On January 18, the PURA reversed its earlier decision and ruled that we needed to secure its approval before we completed the merger.

While we did not agree with that decision as a matter of law, we filed an application the next day, January 19, requesting the PURA’s approval. We are pleased that the PURA set a docket schedule that will permit a prompt review of the merger. Initial hearings began last week and are scheduled to be completed today. Hearings on late-filed exhibits will take place next week, with briefs due March 5, and a draft decision on March 26. The final decision is due April 2.

If both Connecticut and Massachusetts approvals are received the first week of April, we believe we will be able to consummate this transaction before April 16, which is the 18-month anniversary of the signing of the merger agreement. To date, the Connecticut hearings have gone well. We believe our witnesses have made a strong case in support of the transaction.

Under the state statute, the acquiring company needs to show that the merger is in the public interest and that it has the financial and managerial capability to run a utility safely and meet the state’s utility public service obligations. We are very confident we can meet all of the PURA standards, and look forward to completing the remaining steps in this expeditious review.

From the merger, let me now move to the Northern Pass Transmission project. We continue to view this project as an innovative way to bring 1,200 megawatts of clean, base-load power to New Hampshire and the remainder of New England. It will materially reduce fossil fuel usage by the region’s generators and lower power costs not only in New Hampshire but the rest of New England, as well. It is expected to add 1,200 jobs and about $25 million in annual property tax revenue in New Hampshire.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

We have made significant progress on securing the rights to build the northernmost 40 miles of the project in New Hampshire, but we are not yet in a position to file an amended route with the US Department of Energy. As many of you know, the New Hampshire legislature earlier this year passed and sent to Governor Lynch a bill that may restrict the use of eminent domain in constructing transmission lines, such as Northern Pass, that are not expected to be subject to regional cost allocation.

While we do not believe we need to use eminent domain in acquiring the property rights for the project, we also don’t think this bill will be in the best, long-term interests of the states. We will provide you with more of a status report on the project in just a moment.

As you also may be aware that the New Hampshire House of Representatives is considering a bill that would require PSNH to divest its nearly 1,200 megawatts of generation by the end of 2013. PSNH customers have saved up to $700 million over the past decade because customers pay for only a regulated return on that generation.

We believe the generation, which currently has a rate base of about $700 million to $800 million, provides PSNH with a stability of energy cost that is not available to many other consumers in New England. We continue to believe that PSNH’s ownership of generation is firmly in the best interest of our customers and believe legislatures will concur.

Finally, both Governor Malloy and the Connecticut State Senate have proposed legislation that would enhance the State’s preparedness for major storms, such as Tropical Storm Irene and the October snowstorm. Elements that would affect us include expanded state tree trimming, a requirement for annual emergency preparedness drills, and the establishment of certain service quality metrics. We believe the versions of the bills we have seen to date are very workable and will help all parties achieve the common goals of improved and timely response to natural disasters.

As we move further into 2012, we are very optimistic about our future. We believe that with timely state regulatory approval, our merger will be consummated by mid-April, and we’ll be able to get to work on bringing the very significant benefits this Business combination will provide to our customers and our investors. We expect significant progress this year on our transmission initiatives which will significantly enhance the critical highways of electricity delivery in New England. And we believe that the low, through the current low gas price environment will offer increasing economic and environmental benefits to New England consumers, and we expect to play a key role in delivering those benefits to our communities.

Now, before I turn this call over to Lee, I have one more comment that I’d just like to make. If we end up closing this merger when we hope, which would be mid-April, this phone call will be the last time that I will have the opportunity to speak to this group, at least in this capacity. It has been a privilege to be involved with all of you over a very long number of years. I’ve known some of you for a very long time, others a little more recently. But, I do appreciate all of the friendships that we have developed and the professionalism that all of you have displayed as we have worked through this process over the last number of years.

I am going to miss all of you guys. Hopefully, I will have the opportunity to see you at different events, but this could very easily be the last time that I have a chance to talk to you as we are right now. Now, let me turn the call over to Lee.

Lee Olivier - Northeast Utilities - EVP & COO

Thank you, Chuck. The mild weather this winter has had a number of positive, operational impacts on us. To start, we have had very little winter storm activity in 2012. Secondly, we have made very good progress on our construction program. Our Greater Springfield Reliability Project, the largest component of the New England East-West Solutions family of projects remains on schedule. We are confident we will be able to complete the project in late 2013 on its budget of $718 million.

As of the end of 2011, we have spent about $315 million on the project; and as of today, more than 55% of the work, including engineering and permitting, is complete. We’ve placed in service the Cadwell Switching Station in western Massachusetts in December 2011, and hope to complete the expansion of the Agawam Substation around the middle of this year. Both are important project milestones.

The next, large segment of news is the Interstate Reliability Project where we will build the Connecticut section, and National Grid will build the Rhode Island and Massachusetts sections of the project. We filed a siting application with the Connecticut Siting Council on December 23, and evidentiary hearings are scheduled to commence May 1. A decision is expected in early 2013. We expected National Grid to file its siting application this spring, and we expect to receive all siting approvals by the end of 2013.

That would support a construction schedule that would place the project into service by the end of 2015. We continue to estimate that our segment of the project will cost about $218 million. ISO-New England continues to evaluate our third, major initiative within NEEWS, the Central Connecticut Reliability Project. We expect ISO to recommence its needs analysis and transmission alternative study in the second half of this year and to recommend solutions in 2013.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

As I mentioned earlier, ISO has broadened its analysis to include the Greater Hartford area. We have previously indicated that the Central Connecticut Reliability Project is about 18 months behind the Interstate Project. That is still the case. ISO-New England has allowed more time at the front end of the process to review studies assumptions and results with stakeholders and state regulators. Meanwhile, the detailed planning studies necessary to support the overall schedule are being completed.

Turning to Northern Pass, let me expand upon some of the comments Chuck provided earlier. We have now secured a substantial amount of the property we will require for the 40-mile section in the northern New Hampshire area, where we currently do not have a right-of-way. While we have secured a significant amount of the property, we continue to negotiate with additional property owners to secure the remaining sections of the project. We believe we will be able to acquire an acceptable route which would make it feasible to construct the project even if the legislation before Governor Lynch is enacted.

However, given the ultimate design needs of the project, along with the fact that we still need to complete significant siting and permit requirements, which will vary based on the route we ultimately select, there is a possibility that the commencement of construction could be delayed beyond the beginning of 2014. We will update you on the progress we are making later this spring.

Our transmission capital expenditures totaled $459 million in 2011, up significantly from the $261 million we invested in 2010, and higher than our initial $434 million capital projections for 2011. This was primarily due to be Greater Springfield project, where we invested nearly $200 million in 2011, $30 million more than we had projected earlier in the year. We project transmission capital expenditures in 2012 of $473 million, with about half of that spent on the Greater Springfield Project.

Turning from transmission to generation, our $422 million Clean Air Project, a wet scrubber being installed at our two-unit Merrimack coal-fired station, began removing pollutants from Merrimack emissions in September. In November, the second of our two coal-fired units at Merrimack was tied into the scrubber; and the project is operating as designed, and we have significantly reduced mercury and sulfur emissions at Merrimack. By midyear, we expect to complete the secondary water waste treatment system, and the project will be complete.

We expect that the New Hampshire Public Utility Commission prudence review of the project will be completed by year-end, and we are very comfortable that they will conclude that our expenditures at Merrimack will be deemed prudent, since the project, which was mandated by statute, is working soundly and went into service for about $35 million under its initial budget. With the Clean Air Project nearly complete, we expect our generation capital expenditures to decline from $136.5 million in 2011 to about $64 million in 2012. About $21 million of that will be spent on completing the Clean Air Project.

In 2011, Western Mass Electric invested nearly $12 million on its second solar facility located at a brownfield site. The 2.3-megawatt, Springfield facility joined a 1.8-megawatt Pittsfield facility we completed in 2010. They are two of the largest, solar-generating facilities in New England. We have authority from the Department of Public Utilities to build another 2 megawatts of solar facility in Massachusetts, and we are now evaluating two sites for this project.

Moving from generation to distribution, as a result of the two devastating storms that took place in 2011, we have begun discussing with Connecticut state officials long-term storm-hardening initiatives that could make our infrastructure more resistant to natural events, such as the Tropical Storm Irene and last year’s October snowstorm. You may have seen that CL&P proposed to the Governor’s two-storm panel a series of measures that would cost up to $2 billion over 10 years.

We expect to engage our regulators in the discussion about such initiatives later this year, but in the meantime, we have increased CL&P’s 2012 distribution capital investment budget from the $284 million level we showed you at EEI to $315 million. These dollars will be used primarily for enhanced tree trimming that will create greater clearances around our distribution lines to improve our reliability long-term. Additionally, we are increasing CL&P’s distribution O&M by about $14 million to increase our routine tree trimming budget and expand certain storm-preparedness activities. David will review financial impacts of those 2012 enhancements.

Turning from electric to natural gas distribution, in November, Yankee Gas completed its Waterbury-to-Wallingford Project on schedule and $3.6 million below budget. The project enhances natural gas services, reliability to our system and is fully reflected in Yankee Gas rate as a result of last year’s rate case. The most significant initiative now at Yankee involves the $40-million-a-year replacement of bare steel and cast-iron pipe. This initiative is fully reflected in current rates.

As you can see from last night’s news release, Yankee Gas firm sales rose by 8% in 2011 compared with 2010. They were up more than 5% on a weather-adjusted basis. We continue to see significant demand for new service and convergence on the Yankee Gas system, driven by the fact that natural gas is about half the price of heating oil and the fact that about 50% of Connecticut households heat with oil and only 31% with natural gas. Conversions to natural gas heat, which numbered a few hundred annually a few years ago, totaled about 1,000 in 2010, and 2,000 and 2011, and we may have many more in the pipeline for 2012.

Nevertheless, Yankee Gas supply constraints that restrict ability to connect significant additional load in certain parts of the service area need to be resolved. Certain constraints in Eastern Connecticut are preventing the firm delivery of up to 1.2 billion additional cubic feet of natural gas per year. We are currently exploring a number of initiatives, some of them similar to the Waterbury-to-Wallingford line to eliminate those constraints and serve the growing demand for natural gas across the state. Now I would like to turn it over to David.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

David McHale - Northeast Utilities - EVP & CFO

Thank you, Lee. As Chuck mentioned earlier, we are quite pleased with our financial performance in 2011. Excluding charges related to the merger and the CL&P storm fund, we earned $423.9 million, or $2.38 per share, compared with recurring earnings of $381.6 million, or $2.16 per share in 2010. Our cash flow improved as well, rising to $901 million in 2011, after repayment of reduction bonds, compared with $832.6 million in 2010. This increase occurred despite the payment of more than $150 million in power restoration costs in 2011 associated with the Tropical Storm Irene and the October snowstorm, as well as the contribution of an additional $100 million into our pension plan in 2011, compared with 2010.

Last spring, Standard & Poor’s raised our credit ratings by one notch across the board, and Fitch raised PSNH’s ratings by one notch, and moved CL&P’s outlook from stable to positive. NU’s senior, unsecured ratings are now BBB, Baa2 and BBB by S&P, Moody’s and Fitch respectively. CL&P’s senior, secured ratings are A minus, A2, and A minus.

Over the course of 2011, we refinanced approximately $365 million of pollution-control revenue bonds at CL&P and PSNH at significantly lower interest rates, saving an estimated $57 million over the life of the bonds. I will discuss our 2012 financing plans in a moment, but first I want to discuss our 2011 results in more detail, starting with our regulated Companies. Regulated Company earnings totaled $438.3 million in 2011, excluding the CL&P storm fund charge, up 14% from 2010 levels. The improvement occurred in both our Distribution and Transmission segments.

In the fourth quarter of 2011, NU earned $132.4 million, or $0.74 per share on a recurring basis, compared with $123 million, or $0.69 per share we earned on a recurring basis in the fourth quarter of 2010. The fourth-quarter improvement was all in the Transmission segment, which earned $71.2 million in the fourth quarter, compared with $50.5 million in the fourth quarter of 2010. That improvement was due primarily to higher rate base at WMECO transmission and a lower effective tax rate at CL&P transmission.

Our transmission earnings totaled $199.6 million, or $1.12 per share in 2011, compared with $177.8 million, or $1 per share, in 2010. The most significant improvement occurred at Western Mass where earnings rose about $10 million, primarily due to the construction of the Greater Springfield Reliability Project. WMECO’s Transmission rate base totaled $467 million at the end of 2011, compared with $269 million at the end of 2010, an increase of nearly 74%.

CL&P’s transmission earnings rose to $151.9 million in 2011 from $143.9 million in 2010. Most of that increase was due to a lower, effective tax rate. Transmission rate base declined by about 2.3% to $2.1 billion, primarily because of the completion of the planned sale of $42.5 million of transmission facilities to a Connecticut municipal electric cooperative.

Turning from transmission to distribution, we earned $238.7 million in 2011, or $1.34 per share, excluding the CL&P storm fund, compared with $206.2 million, or $1.16 per share in 2010. That was an increase of nearly 16%. However, in the fourth quarter, distribution earnings declined to $65.2 million in 2011 from $75.5 million in the fourth quarter of 2010. As I will discuss shortly, those declines were primarily at Yankee Gas, which was negatively affected by milder weather and CL&P distribution, which had a higher effective tax rate.

For the full year, CL&P’s distribution earnings were $110.6 million in 2011, excluding the storm fund, compared with $94.1 million in 2010. Improvement was largely due to the distribution rate case decision of June in 2010. CL&P’s distribution regulatory ROE was 9.4% in 2011, which achieves our allowed ROE, compared with an earned ROE of 7.9% in the year 2010.

PSNH’s distribution and generation business earned $18.1 million in the fourth quarter of 2011 and $76.2 million for the full year of 2011, compared with earnings of $17.8 million in the fourth quarter of ‘10, and $69.3 million for the full year. The higher, full-year results were primarily due to the distribution rate increase that was effective July 1 of 2010. That increase was partially offset by higher depreciation and property taxes. PSNH’s combined distribution and generation regulatory ROE was 9.7% in 2011, right around our weighted generation and distribution average-allowed ROE, compared with 10.2% in 2010.

WMECO’s Distribution and Generation business earned $7.7 million in the fourth quarter of 2011, and $20.2 million for the full year of 2011, compared with $1.2 million in the fourth quarter of 2010, and $10.1 million for the full year of 2010. The improved results were primarily due to the impacts of the rate case decision issued in January of 2011 by the Massachusetts DPU. That decision, which was effective February 1 of 2011, provided Western Mass Electric with $16.8 million in higher, annual distribution revenues, but also required us to take a $2.1 million after-tax charge in the fourth quarter of 2010.

WMECO’s distribution regulatory ROE was 9% in 2011 compared with 4.6% in 2010, and an allowed level of 9.6%. Yankee Gas earned $11 million in the fourth quarter of ‘11, and $31.7 million for the full year 2011, compared with earnings of $16.6 million in fourth quarter of 2010 and $32.7 million for the full-year of 2010. The drop in the fourth-quarter earnings was due primarily to an 8.5% decline in firm natural gas sales due to much warmer weather in late 2011, as well as a higher effective tax rate.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Yankee’s regulatory ROE was 9.3% in 2011, compared with 8.6% in 2010, and an allowed level of 8.83%, which was set last summer at the conclusion of Yankee’s rate case. For the full year, Yankee Gas firm sales were up 8% in 2011 due to much colder weather in the first quarter of 2011 than in the first quarter of ‘10, as well as a 5.1% weather-adjusted increase in sales.

Those sales increases occurred primarily in the commercial and industrial sectors, where year-over-year sales were up 13.5% and 8.9% respectively. The improvement was due primarily to the increase in price advantage of natural gas compared with heating oil.

As you can imagine, the continued warm weather in the first quarter of 2012 will not help Yankee Gas sales this year compared with ‘11. We estimate that Yankee Gas lost about $4 million of pre-tax margin due to the warmer-than-normal temperatures in the fourth quarter alone, and perhaps another $2 million in January of ‘12.

Aside from the impacts of the special contracts, we expect Yankee’s weather-normalized firm sales to rise about 6% in 2012 compared with ‘11. The electric side remains quite different. Retail electric sales fell by 1.2% in 2011 compared with 2010, but declined by only 0.3% on a weather-adjusted basis.

PSNH retail, weather-adjusted sales were up by 0.4%, while CL&P’s were down 0.5%, and Western Mass Electric was down by 0.2%. We attribute CL&P’s larger decline compared with PSNH and WMECO, in part, to the power outages following Irene and the October snowstorm.

In 2012, we expect weather-adjusted electric sales to be slightly flat compared with 2011. We continue to see the impact of a soft but recovering economy in our service territory along with increased levels of company-sponsored conservation. Just by way of some background on the economy across our states, the number of jobs in New Hampshire grew by about 1% in 2011, and the unemployment rate there ended the year at 5.1%, well below the national average of 8.5%.

Average weekly hours for manufacturing employees grew by 0.7%, and weekly unemployment claims fell by about 12% over the course of 2011. Housing permits continue to be weak, however. In Connecticut, non-manufacturing employment is up by 33,600 jobs since bottoming two years ago. Exports grew by about 2% in 2011, and new auto registrations were up sharply. But housing permits are down about 4.6%. In December, the state unemployment rate was 8.2%.

In Western Massachusetts, the unemployment rate is down to about 7.7%, aided in part by an influx in construction jobs that resulted from continued repairs of the housing damaged during last June’s tornado that tore through Springfield and other segments of Western Massachusetts.

Turning back to our financial results, NU parent and other companies had net expenses of $5.2 million in the fourth quarter of 2011 and $25.7 million for the full year of 2011, compared with net income of $3.3 million in fourth quarter of ‘10, and net income of $3.9 million for the full-year 2010. These figures include merger costs in both years and a non-recurring tax gain of $15.7 million in the fourth quarter of 2010, when we settled a number of state tax items.

Excluding all those impacts, we had net Parent and other expenses of $14.4 million in 2011 or $0.08 per share compared with recurring net expenses of $2.4 million or less than $0.01 per share in 2010. The decline is primarily due to the absence of earnings at our competitive Businesses, which are now almost fully unwound.

As we mentioned at the EEI Conference in November of 2011, we are not providing stand-alone earnings guidance for 2012, since we expect to provide merged-Company guidance following the close of our pending merger with NSTAR. However, there are a few trends that should help you model NU’s earnings power this year. Let me talk about a few of those.

First, and perhaps most obvious, is a slow start to the year in terms of sales due to the warm winter weather. This will clearly impact both electric and gas sales, but proportionally more so at Yankee. Offsetting this somewhat is the revenue decoupling mechanism at Western Mass Electric, and as you now, our transmission and generation business earnings are decoupled from sales volumes.

As we continue to move forward on the Greater Springfield Reliability Project in 2012, we expect WMECO’s transmission earnings to continue to rise meaningfully. At CL&P, however, we project a higher effective tax rate resulting in lower CL&P transmission earnings in 2012, despite a roughly 2% increase in transmission rate base. Overall we expect NU’s 2012 transmission earnings to be relatively flat as compared with ‘11, with increases at PSNH and Western Mass offsetting a decrease at CL&P.

In terms of our FERC-authorized ROE, we are not anticipating a change. You may recall that at the end of September of 2011, a number of New England parties filed a complaint with the FERC regarding the 11.14% base ROE that is allowed to all New England transmission owners on their reliability investments. There were several rounds of filings at FERC in the fourth quarter regarding this complaint. We continue to believe that the base ROE is well within FERC’s range of reasonableness, and should not be changed. However, FERC has not yet said when or how it will process the complaint. It could be rejected, it could be set for a contested hearing, or it could be assigned to a settlement judge.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

At the distribution businesses, we have the benefit of some modest rate increases, but also the headwind of higher pension and health care expenses. Together, untracked employee-related expense, primarily related pensions at CL&P and PSNH distribution and Yankee Gas is expected to cost us about $0.10 per share in ‘12, or about $0.025 per quarter compared with 2011.

This is primarily due to two factors. The first is that lower interest rates have led us to reduce our discount rate from about 5.6% in 2011 to about 5% in 2012. Additionally, the return on our investments in 2011 of about 2%, while competitive with other corporate plans, was still below our assumed long-term rate of return of 8.25%.

I should note that we currently project that 2012 should be the high watermark for both pension expense and cash contributions to our pension plan. Some of the 2008 investment losses in our pension plan will be fully amortized by the end of this year; and as a result, we currently expect both pension plan expense and pension plan contributions to decline in 2013, compared with 2012. As you will see in our 10-K, we expect contributions of approximately $150 million annually from 2012 to 2015 compared with contributions of roughly $197 million in 2012.

And if our return in discount rate expectations for 2012 turn out to be fairly accurate, we would expect 2013 pension expense to be more similar to 2011 than 2012. Other factors that will pressure results in 2012 are related to the Tropical Storm Irene and October snowstorm. As we mentioned earlier, we are increasing tree trimming and emergency preparedness budgets, as well as adding about $30 million to CL&P’s distribution capital budgets. Those expenditures are expected to reduce earnings by about $0.05 over the course of 2012 compared with 2011.

We will also need to pay short-term interest costs on approximately $300 million of storm deferrals over the course of ‘12. We expect the impact of the short-term debt levels to reduce CL&P’s distribution earnings by about $0.03 per share, meaning the storm factors will cause about $0.08 per share in additional net costs in 2012.

Now, offsetting those increased costs are the $38 million of analyzed Distribution rate increases CL&P implemented in mid-2011, and a approximately $7 million rate increase Yankee Gas will implement in mid-2012, and a distribution rate increase of $5 million to $10 million we expect PSNH will be allowed to implement in mid-2012, as a result of its 2010 rate settlement.

Because of the mid-year timing of each of those rate increases, the total impact on revenues in 2012 versus last year is expected to be approximately $25 million pre-tax or about $0.09 per share. Benefiting both 2012 and ‘13, NU Parent results should be refinancings at NU Parent. A 7.25%, $263 million NU Parent issuance will mature on April 1 of 2012 and another $250 million of 5.65% NU Parent debt on June 1 of 2013. We expect that the favorable, interest-rate environment, in addition to likely post-merger credit upgrades, will significantly lower interest costs on both Parent issuance.

In terms of additional financing, we need to re-price $62 million of CL&P’s tax exempt bonds on April 1, and we are looking for WMECO and Yankee Gas to sell new debt later this year. We are also looking at increasing CL&P’s short-term debt credit lines to help us handle the $250 million of storm costs CL&P is now carrying. We currently expect no long-term debt issuance at CL&P or PSNH in 2012.

Lastly we expect 2012 to benefit from continued strong cost control, higher Generation earnings at PSNH, a growing customer base in sales at Yankee, low interest rates, modest electric sales growth, lower NU Parent expense, and strong cash flow throughout the NU system. Now let me turn the call back to Jeff.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you, David, and I’m going to turn the call back to Sandra just so she can remind you how to key in questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Mr. Kotkin, I’ll turn the call back over to you.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you. Our first question, Travis Miller from Morningstar.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Travis Miller - Morningstar - Analyst

Thanks for the question. When we’re thinking about that rate freeze through 2015, how do we think about what offsets in revenues or costs we might see to maintain those allowed returns at the Massachusetts Utilities?

David McHale - Northeast Utilities - EVP & CFO

I can specifically address Western Massachusetts Electric, which of course is one of the NU system companies. The settlement agreement requires a credit of about $3 million in the year of 2012 for Western Mass, but the offset is that those companies will retain the synergies in the transaction through that fixed-rate period. So that is something that certainly will support the growing earnings trajectory of Western Mass, as well as the rate increases that will be kind of fully baked into their math going forward. They have revenues at coupling, so they will not benefit from growing sales. But, we are managing the cost equation pretty well. So I think on balance, Western Mass is pretty well-positioned through the rate-freeze period.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you. Next question, Jonathan Arnold, Deutsche Bank.

Jonathan Arnold - Deutsche Bank - Analyst

This might be a question for Lee, but your comments, Lee, about the critical path, Northern Pass, you’d mentioned that the permit requirements might vary depending on the specific route that you end up finding. Could you elaborate on what additional permits that might entail?

Lee Olivier - Northeast Utilities - EVP & COO

Jonathan, there will really be no additional permits, per se, but based upon what the final route is, there will be a determination through the siting process of changes you may need to make in the line. In other words, some areas may need to require monopoles. Some areas may need to be moved away from wetlands. There may be some additional environmental studies that have to take place in and around certain areas as a result of the initial findings. So that could change the schedule.

I think important here is the fact that the environmental surveys that we need to do are really based around two seasons. They are based around a winter season and a kind of a spring/summer season. So you can’t complete all of the environmental surveys until you know exactly what the route is. So we would’ve liked to have had all of the winter environmental sampling done by this spring. So the fact that we don’t have the route completely in place, we will have to do more on that next winter. So, to the extent that we can line up the final route, we can finish the environmental sampling, and then we can start through that process, through the siting process, to determine what changes, if any, will need to be made to the line.

Jonathan Arnold - Deutsche Bank - Analyst

So it is not that you needed some additional agency?

Lee Olivier - Northeast Utilities - EVP & COO

No, there are no additional agencies that will be required. That is essentially, you know, with the DOE, with the state, are the two major permits.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. So what you’ve just described about missing the window on the winter, does that basically push you back a year?

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Lee Olivier - Northeast Utilities - EVP & COO

No, it doesn’t actually, because for the most part, we’ve done the lower 140 miles, we’ve done most of that sampling right now. So you’re talking about the last 40 miles. So should we line up the right-of-way by the middle of this year, we should be able to meet our environmental sampling program by picking up those samples next winter.

Jonathan Arnold - Deutsche Bank - Analyst

Okay. Thank you.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you, Jonathan. Next question, Jay Dobson from Wunderlich.

Jay Dobson - Wunderlich - Analyst

Chuck, nice to hear your voice. Glad you are feeling better.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thank you, Jay, it’s nice to be here.

Jay Dobson - Wunderlich - Analyst

Two questions, if I can. Lee, just maybe following up on Jonathan’s questions. Just for clarity and maybe your punctuation of the question is the right place to start. If you get all the right-of-ways by the middle of this year, does that in fact confirm construction begin for sometime in 2014 or does that push it out? And what, if any, other variables beyond right-of-way acquisitions are important to keeping or impacting that construction schedule? And then I have one other question for David, just talk to us about holding company expenses. I didn’t quite understand where you were guiding us to for ‘12.

Lee Olivier - Northeast Utilities - EVP & COO

Okay, Jay. For the first part of your question, the answer is yes. If we line up the right-of-way by the middle of this year, and we’ll start to complete our environmental sampling program, then we are right on track for beginning of construction in 2014. I would note that even if there was some delays around lining up the right-of-way, environmental sampling, it is essentially 180 miles of transmission that we need to build. One of the things we’re doing now is looking at the options in and around — more construction on the right-of-ways, so multiple sites, more construction, which could lead to an earlier conclusion of the construction window of the project. You ask about other variables, clearly that we need to demonstrate political support for the project in the state. Although, in our surveying, we think the support of the project continues to rise with the citizens of New Hampshire, continues to rise with legislators, we need to finalize that route and then work on gaining additional political support, so you need political support.

And of course, the other variable is we have a partner, which is HQ; and HQ, who is very much obviously in supportive of the project and sees this as a major channel, if you will, to sell their power into New England, will need to be ready to move forward with us when we’re ready to start that construction.

Jay Dobson - Wunderlich - Analyst

That is great. Thanks. And David, just on the holding company expenses, I see you have some refinancing. I didn’t quite understand where you’re guiding us to and understanding you haven’t given guidance starting from the $0.14 drag from 2011.

David McHale - Northeast Utilities - EVP & CFO

Well, I will give you some more details on the direction; and I would start by looking at recurring numbers in 2011. NU Parent and the other Companies lost $14.4 million. You can see that in the press release. So, I will exclude, Jay, the merger-related costs; and of course there will be, as we consummate the transaction, we believe in April, there will be some additional merger-related costs that you will see. But, starting with the $14.4 million, you recall that NU Parent and Other, that segment, if you will, is a collection of a number of companies, including unregulated businesses, our service company, and a number of landholding companies. I think among those companies, you are going to see some modest improvements that will contribute to less net expense. So, that is one part of the answer.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

The second part of the answer we touched on, and you alluded to, is the refinancing of $263 million of debt at the NU Parent level. We anticipate doing that in the next couple of months. It currently has a coupon of 7.25%; and we’ll be kind of formulating a strategy in the market shortly on that security. So that will move the needle significantly as well.

Jay Dobson - Wunderlich - Analyst

That is great. Thanks for the clarity, David.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Thank you, Jay. Michael Lapides from Goldman.

Michael Lapides - Goldman - Analyst

Good morning, Chuck. Good to have you on the call. We will miss you on the future ones.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thank you.

Michael Lapides - Goldman - Analyst

When we think about the process in Connecticut now, what is in scope for the review; and more importantly, what is maybe out of scope, meaning things they can’t, either due to statutory reasons or regulatory reasons, kind of touch on when we start to see testimony in briefs filed in the next couple of weeks?

David McHale - Northeast Utilities - EVP & CFO

Let me give that a shot, Michael. We finished now, as of yesterday, 5 days of hearings. And really that pretty much concludes the cross examination of the company witnesses, which have been primarily Jim Judge, the CFO of NSTAR, and myself. There are 3 days reserved next week for late-filed exhibits. I suspect we will have at least one, if not two full days, on those exhibits. In terms of what they can’t, tough question perhaps. But, if you or your colleagues or others on the call listened in to yesterday’s hearings, I think the can’t part of the delicate areas of carrying into the negotiation that resulted in the DOER and the AG settlement, and that got touched on a number of times yesterday. So there is resistance, if you will, to really look behind the curtain, although a number of the intervener’s would very much like to understand that. And we understand that as well.

But to try to quantify specific benefits and costs associated with the environmental initiatives or Cape Wind initiatives and the like, that has been an area that will be difficult to get very specific, empirical data on the record. So, that is the way I would respond to that piece of the question.

Michael Lapides - Goldman - Analyst

Got it, thanks, guys. Much appreciated.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Next question is from Leslie Rich from JPMorgan.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Leslie Rich - JPMorgan - Analyst

Your tax rate in the fourth quarter was very low, which brought your tax rate for the full year in at around 30%. What was going on there? What’s that associated with Transmission? You said the tax rate at CL&P Transmission would go up in 2012.

David McHale - Northeast Utilities - EVP & CFO

Leslie, this is David. Yes, it was associated with the transmission business. It was specifically associated with a strategy that we’d deployed to focus on, the utilization and optimization of various tax credits that we received as we build out the Transmission program. That is typical for us. In 2010 you would’ve seen a similar, but maybe not of the same magnitude, experience. 2011 gave us a very effective tax rate, a very attractive tax rate. You will see that again in 2012. But certainly not to this extent. This was an outlier. It produced a good result for us. But as we look into 2012, we are going to be back into the 35%-ish effective tax rate. So it’s something we have experienced in the past, but it was a little bit more dramatic this year.

Leslie Rich - JPMorgan - Analyst

Okay. And then on the storm fund, the storm reserve fund, where does that show up on your income statement? Because you indicate it as a special item?

David McHale - Northeast Utilities - EVP & CFO

It was booked in the fourth quarter of 2011, and kind of runs through the O&M line item on the income statement.

Leslie Rich - JPMorgan - Analyst

Okay. And then all the other storm-related expenses, this $318 million, those are deferred for future recovery and increased your regulatory assets?

David McHale - Northeast Utilities - EVP & CFO

Right, those sit on the balance sheet as a regulatory asset.

Leslie Rich - JPMorgan - Analyst

Thank you.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Next question is from David Paz from Bank of America.

David Paz - Bank of America - Analyst

I had a question regarding the weather impact in 2011. Can you just say what that was — on earnings?

David McHale - Northeast Utilities - EVP & CFO

Well, there are kind of two aspects to that. We have given you weather-normalized sales and we have given you actual sales. That is in the table. What we did not break out separately that’s a weather impact was the storms. And when we analyze that, David, we probably would say that was worth somewhere between 150 to 200 gigawatt hours, which is probably worth maybe somewhat less than 0.5%. So it was a result of the weather, but it was really the storms that took out a little bit of a bite out of it. I haven’t converted the actual versus weather-normalized into dollars, but if you look at the storm piece, that may be a penny-per-share-ish type of number.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

David Paz - Bank of America - Analyst

Got it. And your expectation of flat 2012 electric sales, is that weather-adjusted or are you factoring in the almost 2 months that we’ve had this year?

David McHale - Northeast Utilities - EVP & CFO

No, it is weather-adjusted and it will be up fractionally.

David Paz - Bank of America - Analyst

Great. And then on the spend that you highlighted for CL&P, I believe Lee mentioned a $14 million number on O&M. Can you say again what incremental O&M you expect to have at CL&P associated with emergency preparedness this year and 2012?

Lee Olivier - Northeast Utilities - EVP & COO

Well, that is the number. It’s $14 million pre-tax O&M; and it will be used for a variety of storm-related expenses, whether it is emergency preparedness, whether it’s tree trimming, whether it is technology, it is all rolled into that $14 million number. I did also discuss an additional $30 million of capital. There is a carrying cost on that capital, of course, and collectively, that is the number that I referred to in my comments.

David Paz - Bank of America - Analyst

Great. One question on the merger. I saw that Massachusetts DPU has sent — I guess the parties sent interrogatories on the settlement. Can you just describe just the next steps? I understand there is an April 4 deadline in the settlement, but just what, from here, do you expect the Massachusetts DPU to do with the settlement?

Lee Olivier - Northeast Utilities - EVP & COO

First, the DPU issue, in the last 24 hours or so, 37 interrogatories, most of them relating to questions that they had regarding either the DOER settlement or the AG settlement. There are a number them, just kind of factual questions regarding capital structure, debt issuance, year-end ‘11 information, pretty cut-and-dry stuff. Next step is, we’ll answer those questions. We will respond to those interrogatories; and then we anticipate that there will be a day of hearings in this process that the DPU will notice, and there will be oral arguments, if you will, and potentially, a presentation by parties regarding the settlement. The DPU will move on from there, and conclude with a published calendar.

David Paz - Bank of America - Analyst

Great. Thank you, guys.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Next question is from Paul Patterson from Glen Rock.

Paul Patterson - Glen Rock - Analyst

Just a follow-up on Northern Pass. You mentioned HQ’s desire to go forward with the project. I was just wondering, since the project has been announced, natural gas prices and power prices for the outlook have sort of changed somewhat, perhaps long-term. And I’m just wondering, have you been hearing any change in the appetite of Hydro-Quebec with respect to Northern Pass?

Lee Olivier - Northeast Utilities - EVP & COO

Paul, this is Lee. Clearly, when we started the project, gas was up around the $10, $11, per million BTU range. And of course we all know where gas is now. The way they look at that is, prices go up, prices go down. And, of course they are concerned with that, but they’re building — they’ve got about a $25 billion capital program. So, they are building a significant amount of large, hydro facilities in [and around] Quebec. And as they come online, that power has to go somewhere. So, they know that New England is one their major export markets; it is in their strategy to export to New England, to New York. They know they need an outlet to get into New England. And, quite frankly, this particular project with this particular routing provides really the best opportunity to do that.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

So, they continue to assess the numbers. We continue to meet with them. They continue to be supportive of the project. And, it is my expectations that this project will get built because it is needed by New England and it is needed by Hydro-Quebec.

Paul Patterson - Glen Rock - Analyst

Great. Thanks for clarification. On divestiture, I’m not clear, I guess. This HP12-38, I think it is; this effort in New Hampshire. I would assume that you guys would be entitled to some stranded cost recovery if there was any. So I guess, I’m wondering what the benefit of this — what I missing, and why is there this big effort to do the divestiture?

Lee Olivier - Northeast Utilities - EVP & COO

This is Lee. The divestiture effort — not effort, but this initiative, we don’t feel has broad support in New Hampshire. We went through a series of hearings, did a number of surveys. The survey results were pretty supportive of maintaining a regulated, cost-of-service generation in New Hampshire. There is very, very little support in the New Hampshire Senate. As indicated to us by the initiative of the bill, this was one way to, if you will, put to rest what do we do around cost-of-service generation in New Hampshire? Our expectations are that coming out the other end of this process, that we will be successful. We will continue to operate cost-of-service generation in New Hampshire as long as that is indeed viable and the right thing to do for our customers.

Paul Patterson - Glen Rock - Analyst

Okay. And then, finally, sort of long-term, weather-normalized sales growth. Just any update in terms of what you’re seeing out there? It does seem that, on a weather-adjusted basis, it really hasn’t been very good. I’m just wondering what’s driving that or what you see as being the drivers going forward?

David McHale - Northeast Utilities - EVP & CFO

Paul, this is David. Well, I can tell you that we’ve done some recent work in this area as part of our Connecticut integrated resource planning process that is public. If you look at that document, it calls for a long-term growth rate, at least here in Connecticut, of 0.9% over the next decade or so. That said, there is an effort within Connecticut and across the region, and I think appropriately so, to look at additional investments in energy efficiency and conservation, [and DG], that could put downward pressure on that number. But that is sort of what people would be using just as a walking-around number right now, kind of in that 0.9%. If it is optimistic, it is optimistic by 0.3% or 0.4%.

Paul Patterson - Glen Rock - Analyst

Thanks a lot.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Next question is from Maury May from Power Insights.

Maury May - Power Insights - Analyst

Good morning, folks, and Chuck, glad to hear you back on the call, if only for the last time.

Chuck Shivery - Northeast Utilities - Chairman, President & CEO

Thank you.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Maury May - Power Insights - Analyst

David, could you review for 2012, in lieu of the stand-alone guidance, you mentioned some positive and negative drivers, like storm responses and negative $0.08. Can you go through that list you gave us again, please?

David McHale - Northeast Utilities - EVP & CFO

Sure. And I did that. In order to support what we feel are the major trends, the dominant trends, and I will start with just summarizing where we are on transmission, which is probably the easy one. I said that PSNH and Western Mass transmission earnings will be growing, but offset by CL&P that did receive a benefit this year of the lower tax rate, particularly in Q4. So transmission will be roughly flat.

On the sales side, we talked about some benefits there. And I do think it will be modest for the electric businesses. In 2011, we saw some similar trends around demand, stronger growth in New Hampshire, weaker growth in Massachusetts, squarely in the middle in Connecticut. I think you should expect that going forward. So a little bit of an uplift there. And, I think strong growth for Yankee, driven by both the demand for gas, given the price advantage, and conversions of new customers as they seek out to convert to use natural gas instead of home heating oil. So that I think is a benefit.

I also kind of rattled off, but did not quantify, other than to follow up on Jay’s question, on a number of additional items. So strong cost control, we don’t see that as being a real big pressure on us. I will come back to that. Growth in generation earnings at PSNH, low interest rates across the board, and I did highlight, Maury, for the NU Parent and Other segment, lower interest rates on the refinancing piece being a big driver of the 7.25%, $263 million on coming due. And you can pro-form in what you think we’ll refinance that at. So clearly in that segment, you’re going to get some uplift.

On the bigger drivers, we noted that for the storm, between the O&M investments that we discussed, of $14 million incrementally, and for the additional capital of $30 million incrementally, that is going to be about a $0.09 number for us. Let me jump over to the non-tracked benefit expenses for both the pension and employee benefits, we said relative to 2011, it’s going to be a $0.10 increase, with 2012 being the high watermark. We expect that 2013 will actually decline from there. We also then said lastly that the offsets would be rate increases that go into effect that are going to provide about $25 million of pre-tax benefit, or $0.09 per share of benefit. Let me just correct myself on the storms. That was a net $0.08 negative, not net $0.09 or $0.10 negative.

Maury May - Power Insights - Analyst

Okay, good. So you have about $0.18 of negative from storm issues and benefits. And then rate increases of positive $0.09, plus declining Parent level debt, plus the other things that you mentioned.

David McHale - Northeast Utilities - EVP & CFO

Right.

Maury May - Power Insights - Analyst

And then, one last question, a little tiny question. What were your actual shares outstanding as of December 31?

David McHale - Northeast Utilities - EVP & CFO

About 178 million shares.

Maury May - Power Insights - Analyst

178 million, okay.

David McHale - Northeast Utilities - EVP & CFO

Or a little lower.

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FEBRUARY 24, 2012 / 08:00AM EST, NU - Q4 2011 Northeast Utilities Earnings Conference Call

Maury May - Power Insights - Analyst

Thank you very much, folks.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Steve Gambuzza from Millennium.

Steve Gambuzza - Millennium - Analyst

Going back to David Paz’s question on the weather, tt sounded like there was some offsetting issues where storms had a negative impact, but the hot summer resulted in some benefit, when you look at weather-adjusted sales versus reported sales. I was just wondering, do those things roughly offset or if you think about the impact on 2011, was the combined impact of weather and storms negative to your results or positive? If you could just give some order of magnitude that would be helpful. Thanks.

David McHale - Northeast Utilities - EVP & CFO

I think when you break it down and look at some of all the pluses and the minuses, Steve, I think in Q4 it was clearly negative, but for the full year, it was roughly flat.

Steve Gambuzza - Millennium - Analyst

Great. Thanks a lot.

Jeffrey Kotkin - Northeast Utilities - VP, IR

Good. Well, we have no more questions. I want to thank everybody for joining us this morning. If you have any more questions, just give us a call today or next week. And we look forward to seeing you all quite soon at some of the conferences. Take care.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.

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